EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Central Securities Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Central Securities Corporation of our report, dated February 3, 2012, with respect to the statement of assets and liabilities, including the statement of investments, of Central Securities Corporation as of December 31, 2011, and the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, which report appears in the December 31, 2011 Annual Report to Stockholders on Form N-CSR.

/s/ KPMG LLP
New York, New York March 19, 2012